MILLAR WESTERN FOREST PRODUCTS LTD.

                     Managements' Discussion and Analysis of
                  Financial Condition and Results of Operations
                    For the Three Months Ended March 31, 2006


Overview

In the first quarter of 2006, Millar Western's financial results continued to be negatively affected by the appreciation of the Canadian dollar and low market prices for pulp and lumber. Despite record high shipment levels and productivity gains resulting in lower costs, operating earnings for the quarter were $1.9 million, down $2.1 million from the same quarter of last year. Though average sales prices were slightly weaker year over year, this decline primarily reflected the continued strengthening of the Canadian dollar, which averaged US$86.6 for the period, up from US$81.5 for the same period last year.

The higher value of the Canadian dollar relative to the U.S. dollar generated an unrealized gain on the conversion of long-term debt; this gain, combined with a decrease in other expenses, resulted in a year over year improvement in net earnings. The company recorded a net loss of $1.2 million in the quarter, compared to $3.5 million in the first quarter of last year.

Lumber

Lumber segment revenue for the period was $33.5 million, $2.2 million lower than in the same period last year. Shipments for the quarter were 5.9% higher than last year's, reaching a record level of 85.5 million board feet. Lumber prices started the year at strong levels but fell off through the quarter and, when combined with the effect of the rising Canadian dollar, were down 11.5% from the first quarter of 2005. Freight costs were marginally higher, as a result of increased fuel prices and resulting fuel surcharges.

Countervail duty and anti-dumping duty deposits paid during the quarter decreased by $0.9 million year over year to $1.6 million, mainly due to a reduction of combined countervail and anti-dumping duty rates from 20.15% to 10.8%, effective December 12, 2005. The company's total amount of duty deposits at the end of the period reached US$31.3 million.

The cost of lumber products sold was significantly reduced, at $305 per thousand board feet, compared to $329 per thousand in the first quarter of 2005. Higher productivity, due in large part to capital improvements at both mill sites, was the primary contributor to this improvement. Log costs were also modestly lower, on reduced stumpage rates, due primarily to the lower lumber prices for the quarter, but also reflecting a new provincial government stumpage rate structure that came into effect at the beginning of the period.







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The lumber segment's operating earnings for the quarter were $0.2 million, down
$1.8 million from the same period last year.

Pulp

Pulp segment revenue for the period was $43.1 million, $3.1 million higher than in the same period last year. This improvement was largely due to increased shipments, which, at 78,400 tonnes, were up approximately 13% from the first quarter in 2005. While pricing improved through the period, it was, at $549 per tonne, 5% lower than pricing of one year ago, due entirely to exchange rate changes. Freight and selling costs were $10 per tonne lower than in the same period last year, as a return to normalized sales distribution and railcar capacity averted the need to incur extra trucking expenses.

The cost of pulp products sold was essentially unchanged, at $347 per thousand, compared to $343 per thousand in the first quarter of 2005.

The pulp segment had operating earnings of $3.8 million for the quarter, $0.6 million less than one year ago.

Corporate and other

Revenue for the corporate segment was comparable to last year's, as the company continued to provide administrative and marketing services under contract to the Meadow Lake pulp mill. General and administration costs were slightly lower, at $3.3 million, due to reduced personnel and lower travel expenses. The segment recorded an operating loss of $2.0 million, down from $2.4 million for the first quarter 2005.

Financing Expenses

Financing expenses increased to $4.5 million for the quarter, compared to $4.4 million in the same period last year. The appreciation of the Canadian dollar in the quarter resulted in a reduction in interest expense accrued on long-term debt, offset by a reduction in gains on conversion of U.S.-based working capital.

Unrealized Exchange Loss/Gain on Debt

The strengthening Canadian dollar resulted in a $0.8 million unrealized gain for the quarter on U.S. dollar-denominated debt. This compares favourably to a $1.7 million loss in the same period one year ago.













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Income Taxes

Operating results for the quarter were subject to income taxes at a statutory rate of 33.6%. The effective tax rate for the quarter varied from the statutory rate, as a result of the non-taxable portion of the unrealized foreign exchange gain. Effective January 1, 2006, the large-corporations capital tax, which resulted in an income tax expense of $0.1 million in the first quarter last year, was eliminated.

Liquidity and Capital Resources

For the quarter ended March 31, 2006, the company required $30.9 million in cash for operations, including working capital changes. This compares to $31.8 million for the same period one year ago. The draw on cash was primarily to fund seasonal logging activities that occur in the first quarter of the year. The large volume of log deliveries during the quarter reflected both favourable weather conditions and anticipated demand by our production facilities through the year.

Net capital expenditures for the period were $3.7 million, an increase of $1.5 million over the same period last year. The majority of these expenditures were on sawmill productivity improvements, including completion of a new log deck and dry kiln at the Boyle mill and enhancements to trimming and sorting capacity at Whitecourt.

At the end of the period, the company had a cash balance of $9.1 million and $25 million available under the revolving credit facility. We believe that cash flows from operations, along with cash reserves and our revolving credit facility, will provide sufficient liquidity to meet our scheduled interest payments, capital expenditures and working capital needs over the next 12 months. However, our future financial results may be adversely affected by economic conditions and by currency fluctuations, market price changes and other factors, many of which may be beyond our control.